New York Life Insurance Company

51 Madison Avenue

New York, NY 10010

Bus: (646) 206-9472

E-Mail: Charles_F_Furtado@newyorklife.com

Charles F. Furtado

Associate General Counsel

VIA EDGAR AND EMAIL

February 5, 2021

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

Variable Universal Life Separate Account – I (the “Registrant”) –

Post-Effective Amendment to Form N-6 Registration Statement

on Form N-6 (File Nos. 333-222196 and 811-07798) (the “Registration Statement)

Dear Mr. Cowan:

We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received orally on January 13, 2021, in connection with the post-effective amendment to the Registration Statement that was filed with the SEC for the Accumulator II policy (the “Policy”) to: (1) revise the Prospectus and Statement of Additional Information; and (2) to offer an Initial Summary Prospectus for the Policy pursuant to Rule 485(a)(1) under the Securities Act of 1933 on November 25, 2020 (the “Accumulator II Amendment”).

On behalf of the Registrant, NYLIAC is also providing blacklined pages of the Registration Statement reflecting the changes that we propose to file by post-effective amendment in response to the Staff’s comments. For your convenience, each of those comments is set forth below, followed by our response to each comment.

FACING SHEET

1.	Staff Comment:

Please consider putting the date of filing at the top of the facing sheet.

Response: The Registrant has added the date of filing on the facing sheet.

PROSPECTUS

Cover Page

2.	Staff Comment:

Please note that the website lists availability of the 2019 SAI, but links to the 2018 SAI. However, it should be the 2020 SAI. https://www.newyorklife.com/products/life-insurance/variable-universal-life/nyl-vul-acc-ii-pros

Response: The Registrant will revise the website content in accordance with the Staff’s comment.

3.	Staff Comment:

At the end of the Free Look disclosure paragraph on the cover page, please add the following disclosure: “You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.”

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

4.	Staff Comment:

Please make sure this disclosure stays on the first page. Please also consider moving the addresses below the narrative disclosure

Response: The Registrant will ensure the disclosure remains on the first page. The Registrant intends to leave the addresses above the narrative disclosure as this is a feature that is used in all its prospectuses.

Definitions

5.	Staff Comment:

What is difference between Life Insurance Benefit and Life Insurance Proceeds? It seems like the same thing. Please consider just using Life Insurance Benefit throughout to avoid investor confusion.

Response: The Registrant respectfully informs the Staff that Life Insurance Benefit is only one element of the Life Insurance Proceeds of the Policy. The Registrant directs the Staff to the definition which notes that the Life Insurance Proceeds is equal to the Life Insurance Benefit, plus any additional benefits under any riders you have chosen, minus any outstanding loans (including any accrued loan interest).

6.	Staff Comment:

Please provide a definition for modified endowment contract.

Response: The Registrant has added a definition of “Modified Endowment Contract” as follows to include additional information:

Modified Endowment Contract (“MEC”): A modified endowment contract, which is a type of life insurance contract defined in Section 7702A of the Internal Revenue Code. For a description of MECs and the tax consequences of MEC status, please see “Federal Income Tax Considerations—Modified Endowment Contract Status” below.

Important Information You Should Consider About the Policy

7.	Staff Comment:

Please delete this paragraph as it is neither permitted nor required. General Instruction C.3.(b) of Form N-6 (“Registrant may include, except in response to Items 2 and 3, information in the prospectus or the SAI that is not otherwise required so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included”).

Response: The Registrant has deleted the indicated paragraph.

Fees and Expenses

Charges for Early Withdrawals

8.	Staff Comment:

Please note cross-references in the electronic versions of summary and statutory should directly link to the location in the statutory referenced.

Response: The Registrant will provide these links in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) to comply with this requirement and to consolidate the changes contained in the Accumulator II Amendment, as modified herein, with other non-material and annual update changes to the Registration Statement and the prospectus and statement of additional information contained therein (the “2021 Registration Statement Filing”). We will incorporate any such changes to the Initial Summary Prospectus and file them in a definitive form of summary prospectus pursuant to Rule 497.

9.	Staff Comment:

How do the Deferred sales charge and partial surrender charge fit in here? If not already included, they should be disclosed here.

Response: The Registrant respectfully informs the Staff that the Surrender Charge under the contract is a Deferred Sales Charge and is charged upon each full surrender or lapse, or upon a face amount decrease, during the Surrender Charge Period.

The Partial Surrender Fee, however, is a fee that may be taken at the time of any partial surrender, whether it be during or after the Surrender Charge Period. It is not a charge for early withdrawal, but rather a transaction charge related to the Partial Surrender, itself. Accordingly, the Registrant included the Partial Surrender Fee in the sub-section of the Key Information Table (“KIT”) on “Transaction Charges.”

Transaction Charges

10.	Staff Comment:

Specify what is meant by “and charges if you cancel or exercise certain rider benefits.”

Response: The Registrant has revised the disclosure to add additional details in accordance with the Staff’s comment.

11.	Staff Comment:

Is there a difference between a partial surrender fee and a charge for early withdrawal above? If so, differentiate. Otherwise delete (and move to “charges for early withdrawals.”)

Response: The Registrant respectfully directs the Staff to its response to Staff Comment 9. As noted above, the Registrant believes that the Partial Surrender Fee is a Transaction Charge, and hence, should remain in the sub-section on Transaction Charges of the KIT.

Ongoing Fees and Expenses

12.	Staff Comment:

Change to (annual charges). Headings are not to be changed per instruction 1(a) to item 2.

Response: The Registrant has revised the sub-heading in accordance with Instruction 1(a) to Item 2 by replacing “(periodic charges)” with “(annual charges).”

13.	Staff Comment:

Delete the phrase “which shows the minimum and maximum total operating expenses deducted from Fund assets…” and state that these expenses could change from year to year.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

14.	Staff Comment:

Please include a cross reference to APPENDIX: ELIGIBLE PORTFOLIOS AVAILABLE UNDER THE POLICY. See Instruction 1(b) (“where information is described in greater detail…”)

Response: The Registrant has revised the KIT section on “Ongoing Fees and Expenses” to include the following cross reference to the end of the disclosure preceding the listing of Minimum and Maximum Annual Fees for the Eligible Portfolios:

(See “Appendix: Eligible Portfolios Available Under the Policy” for our list of available Eligible Portfolios, the current expenses for these Portfolios, and the Average Annual Total Returns).

Risks

15.	Staff Comment:

Under “Not a Short-Term Investment”, please delete the word “generally” and explain whether the disclosure pertaining to withdrawal limits is true.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. The Registrant confirms to the Staff that the language pertaining to limits on a policyholder’s ability to make partial surrenders and loans is accurate. The Registrant has added cross-references to the disclosure to direct the investor to the relevant sections of the Prospectus and/or the Initial Summary Prospectus where these limits are discussed in greater detail.

16.	Staff Comment:

Please note that the website must be specific enough to lead investors to the fund prospectus (it could be a central site with prominent links to the documents).

Response: The Registrant will provide a website reference in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) to comply with this requirement and to consolidate the changes contained in the Accumulator II Amendment, as modified herein, with other non-material and annual update changes to the 2021 Registration Statement Filing.

17.	Staff Comment:

Under Policy Lapse, please replace the title of the subsection with “Contract Lapse” per the form requirement and reconcile withdrawals and partial surrenders.

Response: The Registrant has: (1) revised the title of the subsection in accordance with the Staff’s comment on the KIT and (2) reconciled the use of the terms “withdrawals” and “partial surrenders” throughout the Prospectus and Initial Summary Prospectus (wherever appropriate).

Restrictions

18.	Staff Comment:

Change title of sub-section to “Investments” per form.

Response: The Registrant has revised the title of the subsection in accordance with the Staff’s comment on the KIT.

19.	Staff Comment:

Under Investments, please add the disclosure “in order to prevent market timing” in the fifth bulleted paragraph to provide context to the investor.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

20.	Staff Comment:

Under Investments, please add cross reference to Appendix: Eligible Portfolios (as any funds closed to new money should be identified in the appendix).

Response: The Registrant has revised the KIT subsection on “Investment Options” to include the requested cross reference:

For more detailed information, see Investment Divisions, the Fixed Account and the DCA Accounts; Transfers Among the Investment Divisions, the Fixed Account and the DCA Accounts; Description of the Policy – Limits on Transfers; and Appendix: Eligible Portfolios Available Under the Policy” for our list of available Eligible Portfolios).

Conflicts of Interest

21.	Staff Comment:

Delete the word “Policy” from the title of the subsection per form requirement.

Response: The Registrant has revised the title of the subsection in accordance with the Staff’s Comment.

Overview of the Policy

Flexible Premiums

22.	Staff Comment:

Reconcile reference to the Appendix - Table of Contents and the appendix itself does not State Appendix A.

Response: The Registrant has revised the disclosure in the last paragraph in accordance with the Staff’s comment to include the correct reference—“Appendix: Eligible Portfolios Available Under the Policy” for our list of available Eligible Portfolios.”

Liquidity Through Partial Surrenders and Loans

23.	Staff Comment:

See earlier comment regarding reference to “withdrawals” and “partial surrenders.”

Response: The Registrant respectfully directs the Staff to its response to Staff Comment 17 in which it stated that it has reconciled the use of the terms “withdrawals” and “partial surrenders” throughout the Prospectus and Initial Summary Prospectus (wherever appropriate).

Investment Options

24.	Staff Comment:

Reconcile reference to the Appendix - Table of Contents and the appendix itself does not State Appendix A.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment to include the correct reference—“Appendix: Eligible Portfolios Available Under the Policy” for our list of available Eligible Portfolios.”

Optional Riders

25.	Staff Comment:

The form is looking for more than just to say there are optional benefits. They need to be summarized. See Item 3(c) on Contract Features that states: Summarize the Contract’s primary features, including death benefits, withdrawal options, loan provisions, and any available optional benefits. If applicable, state that the investor will incur an additional fee for selecting a particular benefit.

Response: The Registrant has revised the disclosure to add additional detail in accordance with the Staff’s comment.

A Highly-Rated Company

26.	Staff Comment:

Delete reference to “highly rated.” Registrant can specify rating, subject to duty to update.

Response: The Registrant has revised the disclosure to include the current ratings for the Depositor in accordance with the Staff’s comment. These ratings will be updated in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) to comply with this requirement and to consolidate the changes contained in the Accumulator II Amendment, as modified herein, with other non-material and annual update changes to the 2021 Registration Statement Filing.

27.	Staff Comment:

The rating of the Depositor is relevant to more than just the fixed accounts. It also runs to the ability to pay the death benefit.

Response: The Registrant has revised the disclosure in accordance with the Staff’s Comment.

Tables of Fees and Expenses

28.	Staff Comment:

Please make sure to include column borders in the final version of the tables.

Response: The Registrant has revised the Tables of Fees and Expenses to include column borders requested by the Staff.

Transaction Fees

29.	Staff Comment:

With respect to the Premium Expense Charge, please clarify that it includes state premium tax and federal premium tax.

Response: The Registrant has revised the disclosure by adding a footnote, which explains that the Premium Expense Charge includes a state premium tax component, sales expense component, and for non-qualified Policies, a federal tax component.

30.	Staff Comment:

With respect to the Deferred Sales Charge, should this caption instead be revised to “Deferred Sales Charge upon Surrender” and please show the min/max and representative charge.

Response: The Registrant respectfully informs the Staff that it does not believe the caption of the Deferred Sales Charge should be revised to include “upon Surrender” as the charge can be imposed not only upon surrender, but also upon lapse or upon a Face Amount decrease. The Registrant has revised the disclosure by combining it with the disclosure previously provided under “Surrender Charge After Face Amount Increase,” to promote investor clarity. Finally, with respect to the Staff’s request to show a representative charge, the Registrant has revised the disclosure in accordance with the Staff’s comment.

31.	Staff Comment:

With respect to the Surrender Charge After Face Amount Increase, please show a number as there was a 50% fee referenced in the Key Information Table.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment, combining it with the disclosure previously provided under “Deferred Sales Charges” to promote investor clarity.

32.	Staff Comment:

With respect to the Partial Surrender Fee, will this be formatted such that it is not a separate item from Other Surrender Charges?

Response: The Registrant respectfully directs the Staff to its response to Staff Comment 9, and as such, will retain the Partial Surrender Fee as a separate charge.

33.	Staff Comment:

With respect to the Insurance Exchange Rider and Overloan Protection Rider Fee, please put the number in the table.

Response: The Registrant has revised the disclosure for the Overloan Protection Rider Fee and the Insurance Exchange Rider to reflect how the one-time charges are calculated in accordance with the Staff’s comment.

34.	Staff Comment:

With respect to footnote 1 to the Transaction Fee Table that notes that a surrender charge will not be deducted if “We cancel the policy (other than policy lapse)” when can you cancel the policy?

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment to clarify when the policy can be cancelled.

35.	Staff Comment:

With respect to footnote 5 to the Transaction Fee Table that notes when a partial surrender fee is applied, please delete as the footnote is not necessary.

Response: The Registrant has deleted the footnote in accordance with the Staff’s comment.

Periodic Charges Other than Portfolios’ Annual Operating Expenses

36.	Staff Comment:

Shouldn’t this be Portfolio Company? Does the prospectus use this term?

Response: The Registrant has revised the disclosure, replacing the term “Fund” with “Portfolios’” in accordance with the Staff’s comment.

37.	Staff Comment:

Please delete all these references to “Monthly” in the “Charge” column of the table. The next column states when the charge is deducted.

Response: The Registrant has revised the references to the charges to delete the term “Monthly” in accordance with the Staff’s comments.

38.	Staff Comment:

With respect to the Monthly Cost of Insurance Charge and the Monthly Per Thousand of Face Amount Charge, as suggested by the form, please include a separate caption for “Charge for a Representative Investor” (i.e., move the caption “Representative Insured” from the right).

Response: The Registrant has revised the disclosure for the Monthly Cost of Insurance Charge and the Monthly Per Thousand of Face Amount Charge by including a separate sub-caption for the Charge for a Representative Investor.

39.	Staff Comment:

For the Monthly Per Thousand of Face Amount Charge, Accidental Death Benefit Rider and the Waiver of Specified Premium Riders, clarify that the value listed under Amount Deducted is per month.

Response: The Registrant has revised the values listed in the Amount Deducted column for these charges to clarify that the charges are monthly.

40.	Staff Comment:

With respect to the Return of Premium Rider, why does Footnote 8 come before Footnotes 6 and 7 that are listed in the following caption for the Intermediate No Lapse Guarantee Rider?

Response: The Registrant has revised and renumbered Footnotes 6-8 of the Table on “Periodic Charges Other Than Portfolios’ Annual Operating Expenses” in accordance with the Staff’s Comment.

41.	Staff Comment:

With respect to the value listed for the Amount Deducted under the Monthly Deduction Waiver Rider, please note that the percentage charges need to be expressed as an annual charge.

Response: The Registrant has revised the disclosure in accordance with the Staff’s Comment to clarify the annual percentage charges.

42.	Staff Comment:

We note some of these footnotes are pretty long. Please move some of the detail to item 7.

Response: The Registrant has revised the footnotes and has moved, where relevant, any additional disclosure for the relevant charges under “Deductions from Cash Value” and for the relevant riders under ”Additional Benefits Through Riders and Options.”

Eligible Portfolio Annual Operating Expenses

43.	Staff Comment:

In the first sentence of the opening paragraph, please state that the table shows the minimum and maxium total operating expenses deducted from Portfolio assets “during the year ended December 31, 2020”. In the fourth sentence, please state that the Appendix contains information concerning each underlying Portfolio’s “annual” fees and expenses.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

44.	Staff Comment:

Insert date at least one year from the effective date of the prospectus

Response: The Registrant has revised the footnote disclosure in accordance with the Staff’s comment, adding the date April 30, 2022.

45.	Staff Comment:

Please delete. This is not permitted or required by the Form.

Response: The Registrant has deleted the language: “We have not verified the accuracy of this information provided by Funds that are not affiliated with us.” in accordance with the Staff’s comment.

Summary of Principal Risks of Investment in the Policy

46.	Staff Comment:

What features is this referencing?

Response: The Registrant has revised the second sentence of the introductory paragraph and has added a cross-reference to the relevant features of the Policy in accordance with the Staff’s comment. This sentence now reads: “More complete and detailed information about the features of the Policy is provided in this Prospectus and in the SAI. See “Overview of the Policy—3. Summary of Primary Features.”

47.	Staff Comment:

Doesn’t the Definition section begin on page 1?

Response: The Registrant has changed the last word of the introductory paragraph from “below” to “above” in accordance with the Staff’s comment.

Investment Risk

48.	Staff Comment:

Consider including a separate subheading for this paragraph, such as “Contracts are unsuitable as short-term savings vehicles”. Further, is it true that the policy may limit the policyholder’s ability to take partial surrenders or loans. Please explain how.

Response: The Registrant has revised the referenced disclosure to: (1) include it under a separate subheading in accordance with the Staff’s comment and (2) to add cross-references disclosure to direct the investor to the relevant sections of the Prospectus and/or the Initial Summary Prospectus where these limits are discussed in greater detail.

Management and Organization

State Variations

49.	Staff Comment:

This heading is a bit confusing—there are two section headings entitled “State Variations” here and page 103. See comment infra.

Response: The Registrant has revised the disclosure: (1) to remove the heading “State Variations” and (2) include the revised paragraph as part of the section entitled “Your Policy”.

Funds and Eligible Portfolios

50.	Staff Comment:

See earlier Staff Comments 22 and 24 on reconciling reference to the Appendix—Table of Contents with Appendix A.

Response: The Registrant has revised the disclosure in the third paragraph in accordance with the Staff’s comment to include the correct reference—“Appendix: Eligible Portfolios Available Under the Policy.”

51.	Staff Comment:

Please take out the reference to newspapers and periodicals.

Response: The Registrant has revised the disclosure to remove the references to newspapers and periodicals in accordance with the Staff’s comment.

Asset Allocation Models

52.	Staff Comment:

Please update disclosure—the Asset Allocation Model program has been discontinued as of May 1, 2020.

Response: The Registrant has revised the second sentence of the first paragraph to note that: “As of May 1, 2020, you were not allowed to select an Asset Allocation Model or transfer from one Asset Allocation Model to another Asset Allocation Model.”

Investment Risks Associated with the Asset Allocation Models

53.	Staff Comment:

Consider whether to delete – is still applicable?

Response: The Registrant is revising the first sentence in the third paragraph of the disclosure in accordance with the Staff’s comment to replace the reference to “Rebalancing or periodic updating” with “Changes.” The Registrant believes that, even though the Asset Allocation Models were discontinued as of May 1, 2020, there may still be instances in which a Model will require to be updated—for example, due to changes in Eligible Portfolios.

Management and Organization—Charges Associated with the Policy—Deductions from Cash Value—Rider Charges

54.	Staff Comment:

Item 7 requires description of current charges, including optional benefit charges. Are the rider charges only disclosed in the fee table? There is no need to repeat some current charges in the fee table like monthly charge, M&E and loan interest, but for other charges, if there is a current fee different from the max fee, it should be disclosed.

Response: As the Staff notes, rider charges for the Policy are disclosed in the “Table of Fees and Expenses.” Some riders—like the Insurance Exchange Rider, Living Benefits Rider, and Overloan Protection Rider—are subject to one-time fees that are disclosed in the table on “Transaction Fees.” Other riders—the Return of Premium Rider, the Guaranteed Insurability Rider, the Monthly Deduction Waiver Rider, the Accidental Death Benefit Rider, the Guaranteed Minimum Accumulation Benefit Rider and the Waiver of Specified Premium Rider—are subject to monthly charges and are listed in the table on “Periodic Charges other than Portfolios’ Annual Operating Expenses”

The Registrant respectfully informs the Staff that the current fees for most of these riders are not uniform, but rather vary by policy or the individual characteristics of the insured. For example, the Insurance Exchange and Overloan Protection Riders can vary by policy–with no set current fee applicable to all investors. In its response to Staff Comment 33, the Registrant has revised the disclosure for these riders in the table on “Transaction Fees” to reflect how these one-time charges are calculated. Likewise, with the exception of the GMAB and INLG riders, the current charges for the riders listed in the table on “Periodic Charges other than Portfolios’ Annual Operating Expenses” are not uniform for all investors, but rather vary based on an insured’s individual characteristics.

Based on the explanation above, the Registrant has revised the disclosure on “Management and Organization—Charges Associated with the Policy—Deductions from Cash Value—Rider Charges” as outlined below to discuss how current fees/charges are calculated where they can be different from the maximum fee.

A monthly charge will be deducted if any of the following riders are in effect: the Intermediate No Lapse Guarantee Rider, the Guaranteed Insurability Rider, the Monthly Deduction Waiver Rider, the Accidental Death Benefit Rider, the Guaranteed Minimum Accumulation Benefit Rider, or the Waiver of Specified Premium Rider. See “Table of Fees and Expenses” for more information.

•

The current periodic charges for the Guaranteed Insurability Rider, the Monthly Deduction Waiver Rider, the Accidental Death Benefit Rider, and the Waiver of Specified Premium Rider will vary based on the characteristics of the insured.

•	The current annual charge rate for the GMAB Rider will be set by us, at least once a year.

•	The current and maximum charges for the Intermediate No Lapse Guarantee Rider are $0.01 per thousand of the Face Amount of your policy.

A one-time charge will be applied if you exercise the Living Benefits Rider or the Overloan Protection Rider. A one-time payment may also be required if you exercise the Insurance Exchange Rider. The current one-time fee to elect the benefit for Insurance Exchange and the Overloan Protection Riders will vary.

•

The current one-time fee for the Insurance Exchange Rider is based on 103% of the excess amount of the Cash Surrender Value of the new policy over the Cash Surrender Value of the existing policy at the time of exercise. If there is no excess amount, the one-time fee will not be charged.

•	The current one-time fee for the Overloan Protection Rider is based on a percentage of the Cash Value and the attained age of the Insured.

•	The current one-time fee for the Living Benefits Rider is $150.

The fees and charges for the riders specified above will never be greater than the maximum charges specified in the Table of Fees and Expenses. See “Table of Fees and Expenses” for more information about specific charges for the riders.

Additional Benefits through Riders and Options

55.	Staff Comment:

Consider a paragraph break with the caveats in a separate paragraph. Please note the excess detail would not be permitted in the ISP.

Response: The Registrant has revised the paragraph preceding the chart in accordance with the Staff’s comments. The Registrant has created a second paragraph, beginning with, “With the exception of the Living Benefits Rider…” The Registrant has created a third paragraph that contains the cross reference to “State Variations and Rider Availability.” The Registrant will revise the disclosure in the Initial Summary Prospectus as provided in its response to Staff Comment 72 below.

COVID-19 Accommodations

56.	Staff Comment:

Is the Financial Hardship Program explained elsewhere? With all the criteria? If not describe. If so, consider cross reference.

Response: The Registrant has revised the disclosure to direct the investor to Paragraphs 2 and 3 of the Section in which the features and requirements of the Financial Hardship Program are described in greater detail.

Records and Reports

57.	Staff Comment:

The optional rule 30e-3 legend needs to be on the cover page. Is this necessary after 1/1/21?

Response: The Registrant has revised the cover page of the prospectus to include the Rule 30e-3 legend in accordance with the Staff’s comment.

Financial Statements

58.	Staff Comment:

Please note that financials can be incorporated by reference if they are filed on new submission type N-VPFS.

Response: The Registrant thanks the Staff for its suggestion.

State Variations and Rider Availability

59.	Staff Comment:

Please consider making this an appendix to avoid confusion with the State Variation section on page 26.

Response: The Registrant respectfully directs the Staff to its response to Staff Comment 49 above.

Appendix—Eligible Portfolios Available Under the Policy

60.	Staff Comment:

Delete the following disclosure as it is neither permitted nor required by the form – “which is subject to change, as discussed in the prospectus for the policy.”

Response: The Registrant has deleted the disclosure in accordance with the Staff’s comment.

61.	Staff Comment:

Please check this link—it may include extra characters which is resulting in a bad link. Also, please note Instruction 1(b) to Item 18 of Form N-6, which states that this website address must be specific enough to lead investors directly to the fund prospectuses, rather than to the home page or other section of the website on which the materials are posted (although the website could be a central site with prominent links to each document).

Response: As noted in its response to Staff Comment 16, the Registrant will provide a website reference that is specific enough to lead investors to the fund prospectuses in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) to comply with this requirement and to consolidate the changes contained in the Accumulator II Amendment, as modified herein, with other non-material and annual update changes to the 2021 Registration Statement.

62.	Staff Comment:

In paragraph 2 of the disclosure, please change reference to “funds” to “Portfolios.”

Response: The Registrant will change the reference from ‘funds” to “Eligible Portfolios” in accordance with the Staff’s comment.

63.	Staff Comment:

If updated performance is available, provide web address and/or toll-free (or collect) telephone number where the updated information may be obtained. Instruction 1(e).

Response: The Registrant respectfully notes to the Staff that Instruction 1(e) under Item 18 of Form N-6 only requires “a statement explaining that updated performance information is available” if applicable—i.e., if such information is being made available. The Registrant undertakes that if such information is made available, it will include the required statement under Instruction 1(e) of Item 18 of Form N-6.

64.	Staff Comment:

Please flag funds with a hard close (closed to new money) or soft close (closed to new investors). Instruction 1(a).

Response: The Registrant informs the Staff that there are no funds with a hard close or soft close for the Policy. The Registrant intends to disclose such distinctions in the Appendices for any replicate filings.

65.	Staff Comment:

Footnote ***: Need to be specific as to which funds have the expense reimbursement arrangement. FN does not quite convey the requirement of Form N-1A. The table does not show last year’s fee waivers. It shows fee waivers currently in effect.

Response: The Registrant has revised the footnote disclosure in accordance with the Staff’s comment, noting that: “Current Expenses take into account expense reimbursements or fee waiver arrangements that are generally expected to continue through April 30, 2022 and may be terminated at any time at the option of the Fund. Annual expenses for the Eligible Portfolio for the year ended December 31, 2021, reflect temporary fee reductions under such an arrangement.”

Obtaining Additional Information

66.	Staff Comment:

Please revise paragraph 2 of the disclosure to add: “by electronic request at the following email address: publicinfo@sec.gov.

Response: The Registrant has revised the disclosure to include the requested language in accordance with the Staff’s comment.

67.	Staff Comment:

Confirm Contract ID in 8 pt. modern type.

Response: The Registrant confirms that the Contract ID is in 8 pt. Times New Roman type.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

68.	Staff Comment:

Please include the Registrant’s name (Variable Universal Life Separate Account-I).

Response: The Registrant has revised the Statement of Additional Information to include the Registrant’s name on the cover page in accordance with the Staff’s comment.

69.	Staff Comment:

Any non-principal risks? See item 21 of Form N-6.

Response: The Registrant confirms to the Staff that there are no non-principal risks to be summarized in the Statement of Additional Information as all risks are disclosed in the Prospectus.

PART C. OTHER INFORMATION—Item 30. Exhibits

70.	Staff Comment:

With respect to Exhibit (h)(1)(i)(6) and other exhibits, include actual agreements (not just form of agreements).

Response: NYLIAC confirms that the agreements filed as exhibits are not standard forms, but rather set forth the actual provisions negotiated for each agreement, subject to redaction of certain proprietary information.

71.	Staff Comment:

Where is reference to auditor’s consent?

Response: The Registrant will file the auditor’s consent as an Exhibit to the Registration Statement under Exhibit (n) (Other Opinions) in the May 2021 Registration Statement.

INITIAL SUMMARY PROSPECTUS

72.	Staff Comment:

Please include any relevant comments from the statutory prospectus.

Response: The Registrant has carried over any applicable comments and revisions from the Statutory Prospectus to the Initial Summary Prospectus. We will file these changes in a definitive form of summary prospectus pursuant to Rule 497.

Cover Page

73.	Staff Comment:

Specific website link required. Please see comment in statutory prospectus.

Response: The Registrant will provide a website reference in a definitive form of summary prospectus pursuant to Rule 497.

74.	Staff Comment:

Please delete the following extraneous information from the cover page, as the contents of the cover page are limited to the prescribed items – “We do not authorize any information or representations regarding the offering described in this summary prospectus other than as contained in these materials or in the full prospectus or any amendments or supplements to them, or in any supplemental sales material we authorize.”

Response: The Registrant has deleted the referenced disclosure from the Summary Prospectus in accordance with the Staff’s comment.

75.	Staff Comment:

Please delete the following information: “This Summary Prospectus incorporates by reference the New York Life Variable Universal Life Accumulator II full prospectus and Statement of Additional Information (SAI), both dated [May 1, 2021], as amended or supplemented. The SAI may be obtained, free of charge, in the same manner as the prospectus.” Any information that is IBR should be on the back-cover page (and this is already there). Please also ensure that the IBR information is hyperlinked.

Response: The Registrant has deleted the referenced “Incorporates by Reference” [IBR] information from the front cover page of the Initial Summary Prospectus. The Registrant confirms that any IBR information currently on the back-cover page will be hyperlinked.

76.	Staff Comment:

Please delete the last sentence of the third paragraph.

Response: The Registrant will delete the referenced disclosure in accordance with the Staff’s comment.

77.	Staff Comment:

Please present the fourth paragraph on the cover page in a manner reasonably calculated to draw investor attention to it. Rule 498A(b)(v)(C). Also, confirm that all cross references in summary are to statutory. See Instruction 1(b) to Item 2 of Form N-4.

Response: The Registrant has bolded the referenced paragraph to draw investor attention to it. The Registrant can confirm that cross references in the Summary Prospectus are to the Statutory Prospectus. That said, at times, the Registrant does also refer to other sections of the Summary Prospectus in order to aid the investor.

Table of Contents

78.	Staff Comment:

Please delete the reference to “Other” in “Other Benefits Available Under the Policy.”

Response: The Registrant respectfully informs the Staff that it does not believe that the word “Other” should be removed from the heading, as it is required pursuant to paragraph (b)(5)(iv) of Rule 498A and Form N-6. Accordingly, the Registrant has not revised the heading.

Important Information You Should Consider About the Policy

79.	Staff Comment:

Please confirm that the electronic version of the summary prospectus will have “hovers” or hyperlinks to all defined terms that are used in the summary. See 498A(h)(2)(iv).

Response: The Registrant can confirm that the electronic version of the Summary Prospectus will have the required capabilities as required by Rule 498A(h)(2)(iv).

80.	Staff Comment:

Please include a separate column for “Cross-Reference(s) to Location in Prospectus.”

Response: The Registrant has discussed this comment with the Staff and were informed in an email from January 6, 2021 that it could disregard this comment.

Fees and Expenses – Transaction Charges

81.	Staff Comment:

Please note that cross-references should link directly to the location in the Statutory Prospectus where the subject matter is discussed in greater detail or should provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2 of Form N-4.

Response: The Registrant can confirm that the electronic version of the Summary Prospectus will have the capabilities required by Instruction 1(b) to Item 2 of Form N-6.

APPENDIX: Eligible Portfolios Available Under the Policy

82.	Staff Comment:

Please delete Footnote “***” to the Appendix. It is not permitted in the ISP (or USP).

Response: The Registrant had deleted the referenced footnote in accordance with the Staff’s comment in the Initial Summary Prospectus.

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We appreciate your review of our responses to your comments received orally on January 13, 2021. As noted above, we will incorporate the changes outlined above in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) that consolidates the changes contained in the Accumulator II Amendment, as modified herein, with other non-material and annual update changes to the Registration Statement and the prospectus and statement of additional information contained therein. We will incorporate the changes to the Initial Summary Prospectus and file them in a definitive form of summary prospectus pursuant to Rule 497.

If you have any comments or questions, please feel free to contact me at (212) 576-5522 or Dodie C. Kent at (212) 389-5080.

Sincerely,

/s/ Charles F. Furtado, Jr.
Charles F. Furtado, Jr.
Associate General Counsel